October 13, 2022

RE:LETTER OF INTENT REGARDING AN ACQUISITION OF SHARES IN CYNDICATE

BETWEEN

INCUBARA CAPITAL CORP., a company incorporated pursuant to the laws of the Province of British Columbia, having an office at 908-510 Burrard Street, Vancouver, BC V6C 3A8, Canada (“Incubara”)

-and-

CYNDICATE VR PRODUCTIONS CORP., a company incorporated pursuant to the laws of the Province of Ontario (“Cyndicate”)

-and-

THE UNDERSIGNED SHAREHOLDERS OF CYNDICATE

This letter of Intent (this “LOI”) is intended to summarize the principal terms of a transaction being considered by Incubara to participate in the development of Lost Legacy, an interactive virtual reality experience (the “Lost Legacy Project”). Further, this LOI is intended to outline the next steps in mutual due diligence investigation of Cyndicate and Incubara. In this LOI, (i) Cyndicate and Incubara are sometimes called the “Parties” and each a “Party” and (ii) Incubara's proposed acquisition, and Cyndicate issuance, of the Cyndicate Shares is sometimes called the “Proposed Transaction.”

Background

1.Incubara (i) developes augmented reality (“AR”), VR and/or mixed reality (“MR”) content and (ii) acts as virtual incubator for and provides business development consultancy services to companies or other entities that create AR, VR and/or MR (collectively, “XR”) content or own intellectual property related to XR;

2.Cyndicate is in the business of creating and developing, and owns, certain XR content including Lost Legacy; and

3.The Parties have agreed to collaborate in development of the Lost Legacy Project following the completion of the Proposed Transaction.

SECTION ONE

(The Non-Binding Provisions)

1.The Parties wish to assist each other in their mutual and respective due diligence so as to enable the Parties to negotiate definitive terms for the Proposed Transaction. This LOI will not give rise to a legally binding obligation of the Parties, except as expressly provided in the Binding Provisions (defined below), and is subject to the negotiation of definitive terms for and execution of definitive agreements relating to the Proposed Transaction (“Definitive Agreement”).

2.Based on the information currently known to Incubara and Cyndicate, the parties propose the following terms for the Proposed Transaction:

A.TRANSACTION STRUCTURE

1.The parties will incorporate a corporation or LLC (depending on tax advice to be called “Lost Legacy Holdings”) (“LLH”) to develop the Lost Legacy Project;

2.Incubara will agree to contribute funding of US $500,000 (the “Funding Commitment”) to the LLC and will receive 45% of the shares or partnership interest of LLH in consideration of the Funding Commitment,

3.Incubara will advance the Funding Commitment as follows: (i) US$200,000 within 90 days of the date of this Agreement, (ii)US$100,000 within 120 days of the date of this Agreement and (iii) US$575,000 within 210 days of the date of this Agreement (collectively, the “Payment Schedule”).

4.Upon Incubara completing all of the Funding Commitment, the parties will appoint or cause to be appointed a nominee of Incubara as a director of LLH.

5.If Incubara fails to contribute any portion of the Funding Commitment to LLH in accordance with the Payment Schedule (a “Missed Payment), LLH shall cancel a proportion of the LLH ownership interest of Incubara equal to:

(a)the outstanding Funding Commitment at the time of the Missed Payment,

divided by:

(b)the Funding Commitment.

4.Upon the occurrence of a Missed Payment, Incubara will lose the right to make additional contributions to LLH towards the balance of the Funding Commitment.

5.Subject to Incubara contributing the Funding Commitment to LLH, Cyndicate will grant to Incubara a right of first refusal to participate on the same basis in future XR projects of Cyndicate.

6.Upon Incubara receiving distributions from LLH equal to 200% of the Funding Commitment, Cyndicate will have the option, exercisable for 30 days, to re-acquire 20 points of Incubara's 45 point interest for nominal consideration.

B.OTHER TERMS AND CONDITIONS

Cyndicate will provide to Incubara representations, warranties and indemnification for breaches thereof typical for a transaction of this size and nature. Potential representations include but are not limited to intellectual property ownership, financial matters, contracts, employee matters, tax matters and litigation. Incubara shall make representations and warranties to Cyndicate and such other covenants as are typical for transactions of this nature. The consummation of the Proposed Transaction by the Parties would be subject to the satisfaction of various conditions, including but not limited to:

I.Each Party’s compliance with its binding obligations under this LOI prior to execution of the Definitive Agreement;

II.Incubara's satisfactory completion of its financial, business and legal due diligence investigation of Cyndicate and approval of the Proposed Transaction by Incubara's board of directors prior to execution of the Definitive Agreement; and

III.The Definitive Agreement is negotiated and mutually satisfactory to the Parties.

SECTION TWO

(The Binding Provisions)

The following paragraphs of this LOI (the “Binding Provisions”) are legally binding and enforceable agreements of the Parties.

A.DILIGENCE AND TERM

1.During the period beginning on the date this LOI is signed by all of the Parties (the “Signing Date”) provided that the Signing Date can be no later than October 15, 2022, and the later of (i) 90 days after the Signing Date or (ii) such later date as may be mutually agreed upon by Incubara and Cyndicate (the “Termination Date”), the Parties will support each other to conduct their respective due diligence.

2.During the period beginning on the date hereof and ending on the Termination Date, Incubara will have the right to conduct a full due diligence investigation into the affairs of Cyndicate.

3.Immediately following the execution of this LOI, Cyndicate will provide to Incubara and its advisors and representatives with full access during normal business hours to Cyndicate's facilities, records, key employees and advisors (the “Cyndicate Information”), for the purpose of permitting Incubara to complete its due diligence review. Incubara’s due diligence investigations may include, but shall not be limited to, Cyndicate intellectual property, business, accounting, financial, legal, tax and employment records, material contracts, and such other matters or documents as Incubara or its advisors or representatives deem relevant or advisable.

B.EXCLUSIVE DEALING AND CONDUCT OF BUSINESS

1.In consideration of the time and expense that Incubara has incurred and will incur in connection with the Proposed Transaction, except as set forth in Paragraph B.2 below, during the period from the Signing Date to the Termination Date (the “Exclusivity Period”) Cyndicate and the undersigned Cyndicate Shareholders will not, and will cause their agents, representatives, officers, directors and employees, not to, directly or indirectly, through any representative or otherwise, (i) solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to an investment in, or acquisition of any material portion of any XR project of Cyndicate, whether directly or indirectly, and whether through purchase, merger, consolidation, or otherwise (including by way of license) (a “Proposal”), (ii) provide any non-public information to any third party in connection with or in furtherance of any Proposal, or (iii) enter into any agreement, arrangement, understanding or other commitment requiring it to abandon, terminate or fail to consummate the Proposed Transaction or which would otherwise materially impair the Proposed Transaction. Cyndicate will terminate or put on hold any competing transactions in progress as of the date of this LOI. Cyndicate will immediately notify Incubara if its agents, representatives, officers, directors or employees receives any indications of interest, requests for information or offers in respect of a Proposal, and will provide Incubara, in reasonable detail, the terms of any such indication of interest, request for information or offer, and will provide Incubara with written communications relating to any such indication of interest, request for information or offer. During the Exclusivity Period, Cyndicate will maintain its properties and assets in good standing and good working condition, and not enter into any transactions outside of the ordinary course of business, consistent with past practice.

2.The restrictions in Paragraph B.1 above notwithstanding, Cyndicate or Incubara may terminate this LOI and terminate the Exclusivity Period and the restrictions set forth in Paragraph B.1 above, by providing written notice to the other Party. Upon Cyndicate or Incubara exercising its rights under this Paragraph B.2 the Parties shall have no further obligation to each other in regard to the Proposed Transaction, provide that the provisions of Paragraphs C, D, E, G and H shall survive the termination of this LOI.

C.CONFIDENTIALITY

Prior to the Termination Date and, if the Definitive Agreement is not entered into, at all times thereafter, each of the Parties will keep confidential and refrain from using any or all information obtained by it in connection with the transactions contemplated by this LOI relating to any other Party, provided however that such obligation shall not apply to any information which was in the public domain at the time of its disclosure to a party or which subsequently comes into the public domain other than as a result of a breach of such Party’s obligations under this Paragraph C. For greater certainty, nothing contained herein shall prevent any disclosure of information which may be required pursuant to applicable laws or pursuant to an order in judicial or administrative proceedings or any other order made by any governmental authority. The parties acknowledge that Incubara intends to make a filing under the United States Securities Act of 1933, which will require disclosure of this LOI and consent to such disclosure.

D.DISCLOSURE

Except as and to the extent required by law, except with the prior consent of the other Parties, each Party will not, and will direct its representatives not to, make, directly or indirectly, any public comment, statement or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction betweenthe Parties or anyofthe terms, conditions or other aspects of the transaction proposed in this LOI. A Party shall not issue any press release or make any other public statement or disclosure with respect to the Proposed Transaction or this LOI without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), provided that the foregoing shall be subject to each Party’s obligations to make any disclosure or filings in accordance with applicable laws. Each Party shall use commercially reasonable efforts to give the other Parties a reasonable opportunity to review or comment on any news release, disclosure or filing relating to the Proposed Transaction or this LOI.

E.COSTS

Incubara and Cyndicate will each be responsible for and bear all of its own costs and expenses incurred at any time in connection with pursuing or consummating the Proposed Transaction.

F.ENTIRE AGREEMENT

The Binding Provisions and the Confidentiality Agreement constitute the entire binding agreement between the Parties with respect to the subject matter hereof, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the Parties on the subject matter hereof. Except as otherwise provided herein, the Binding Provisions may only be amended or modified in writing executed by all of the Parties.

G.GOVERNING LAW

This LOI shall be governed by and construed under the laws of the Province of British Columbia, Canada without regard to conflicts of laws principles.

H.NO LIABILITY FOR NON-BINDING PROVISIONS

The provisions of Section 1 do not constitute and will not give rise to a legally binding obligation of the Parties. Except as expressly provided in the Binding Provisions or the Confidentiality Agreement (or as expressly provided in any written agreement between the Parties), no past or future action, course of conduct, or failure to act relating to the Proposed Transaction, or relating to the negotiation of the terms of the Proposed Transaction or the Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability of the Parties.

This LOImaybeexecutedin oneormorecounterpartseachofwhich soexecutedshall constitute anoriginal and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by email.

Signature Page Follows

If you are in agreement with the foregoing, please sign, date and return this LOI by October 13, 2022.

Very truly yours,

INCUBARA CAPITAL CORP.

Per: /s/ Geoff Watson

Authorized Signatory

The undersigned hereby acknowledge the above provisions and agree to be bound legally by all of the provisions identified as binding in Section Two.

CYNDICATE V.R. PRODUCTIONS

Per: /s/ David Thomas Senior

Authonzed Signatory

Dated October 13, 2022.

THE CYNDICATE OWNERS:

/s/ David Thomas Senior

David Thomas Senior

/s/ Caitlyn Patricia Garvey

Caitlyn Patricia Garvey

Bua Capital

/s/ Jason Walsh

Authorized Signatory